Exhibit 99.1

Foresight Enters Autonomous Drone Market with POC Project

Wonder Robotics will evaluate Foresight’s stereoscopic abilities for its autonomous drone technology

Ness Ziona, Israel – August 16, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that Wonder Robotics Ltd., a start-up company engaged in the design and development of drone autonomy systems, has started a proof of concept (POC) project and the evaluation of Foresight’s QuadSight® vision system. Wonder Robotics will test Foresight’s thermal stereoscopic detection abilities for use in vertical take-off and landing (VTOL) drones to improve their autonomous flight, navigation and landing capabilities. In addition, Wonder Robotics will use Foresight’s automatic calibration solution to ensure that the stereo cameras remain calibrated despite the drone’s vibrations. Following successful completion of the POC project, the parties will consider integrating Foresight’s technology into Wonder Robotics products.

Wonder Robotics products use a 3D sensor and proprietary algorithms to provide drones with 360-degree situational awareness, including during their descent and landing, verifying that the landing site is clear of obstacles, including low-profile obstacles, such as cables, and even dynamic moving obstacles, like people or animals. Foresight’s advanced thermal stereoscopic technology generates a high-resolution depth map which provides accurate information on the drone’s surroundings, including the location and distance of any object in the field of view. In addition, Foresight’s unique automatic calibration solution has proven to be the key for incorporating long-range stereo cameras on drones, ensuring that the cameras remain calibrated while withstanding the drone’s vibrations. This eliminates the need for heavy and rigid mechanical interfaces and meets the desired low weight requirements for VTOL drones.

“This POC project with Wonder Robotics opens a new market for Foresight. Our advanced technologies are designed to fit various industries that are using stereo camera systems and can be readily applied to different markets, such as autonomous drones,” said Haim Siboni, CEO of Foresight.

“We have been looking closely at the automotive industry and the accelerated advancements in sensor technology supported by the increased demand for autonomous capabilities,” stated Idan Shimon, Co-Founder & CEO of Wonder Robotics. “The commercial drones revolution is moving just as fast now, and we believe that Foresight’s solution is perfectly suited for the rigorous demands of the drone market thanks to its performance on one hand and its minimal size and weight on the other hand, which are more significant to drones than any other mobility sector.”

According to April 2021 research by Research and Markets, vertical take-off and landing unmanned aerial vehicle (VTOL UAV) market size was estimated at $4.4 billion in the year 2020 and is projected to reach $15.6 billion by 2027, growing at a compound annual growth rate (CAGR) of 19.6% over the analyzed period 2020-2027. The VTOL UAV market in the United States is estimated at $1.3 billion in the year 2020 and the Chinese VTOL UAV market is forecast to reach a projected market size of $2.7 billion by the year 2027.

About Wonder Robotics

Wonder Robotics develops intelligent and robust artificial intelligence (AI) layers for autonomous and safe flights for both commercial and military drones.

Wonder Robotics realized that a drone’s complex and diversified vision requirements cannot be satisfied by 2D or 3D vision capture alone. The company’s computer vision technology is modeled after and inspired by a human vision-based replica. This replica uniquely combines short-range 3D depth perception with a long-range 2D vision for dramatically improved perspective, classification, shading, texture, and motion cues.

For more information about Wonder Robotics Ltd, visit www.wonderbotics.com or join Wonder Robotics on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that Foresight enters the autonomous drone market with the POC project, when it is stated that Foresight’s solution is perfectly suited for the rigorous demands of the drone market, that Wonder Robotics will test Foresight’s thermal stereoscopic detection abilities to be used by VTOL drones and use Foresight’s automatic calibration solution, that the parties will consider integrating Foresight’s technology in Wonder Robotics products, that VTOL UAV market size is projected to reach $15.6 billion by 2027, and that and the Chinese VTOL UAV market is forecast to reach a projected market size of $2.7 billion by the year 2027. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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